CUSIP NO.  261570105            13G                PAGE 1 OF 6


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )


                              The Dress Barn, Inc.
                                (Name of Issuer)


                           Common Stock par value $.05
                         (Title of Class of Securities)

                                   261570105
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  261570105            13G                PAGE 2 OF 6



1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIIFCATION NO. OF ABOVE PERSON

                  Elliot S. Jaffe           ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)
             (b)

3.       SEC USE ONLY


4.       CITZENSHIP OR PLACE OF ORGANIZATION

                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5.       SOLE VOTING POWER

                           3,828,666

     6.       SHARED VOTING POWER

                           69,310

     7.       SOLE DISPOSITIVE POWER

                           3,838,666

     8.       SHARED DISPOSITIVE POWER

                           69,310

     9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           3,897,976

10.       CHECK IF THE AGGREGAGE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                           (See Item 4)

11.      PERCENT OF CLASS REPRESENTED IN AMOUNT IN ROW 9

                           (See Item 4)

12.      TYPE OF REPORTING PERSON

                           IN

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CUSIP NO.  261570105            13G                PAGE 3 OF 6



Item 1(a).                 Name of Issuer:

                           The Dress Barn, Inc.

Item 1(b).                 Address of Issuer's Principal Executive Offices:

                           30 Dunnigan Drive
                           Suffern, New York  10901

Item 2(a).                 Name of Person Filing:

                           Elliot S. Jaffe

Item 2(b).                 Address of Principal Business Office:

                           30 Dunnigan Drive
                           Suffern, New York  10901

Item 2(c).                 Citizenship:

                           United States

Item 2(d).                 Title of Class of Securities:

                           Common Stock, par value $.05 per share.

Item 2(e).                 CUSIP Number:
                           261570105

Item 3.                    Not applicable


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CUSIP NO.  261570105            13G                PAGE 4 OF 6



Item 4.                    Ownership

                           (a).  Amount Beneficially Owned as of
                                 January 23, 1999:

                                 3,897,976  (1) (2)

                           (b).  Percent of Class as of January 23, 1999:

                                 (1) (2)

                           (c). Number of shares at to which such person has as of January 23, 1999:

                                    (i)   sole power to vote or to direct the
                                          vote: 3,828,666 (1)

                                    (ii)  shared power to vote of to direct the
                                          vote: 69,310  (2)

                                   (iii) sole power to dispose or to direct the disposition of: 3,828,666 (1)

                                    (iv)  shared power to dispose or to direct
                                          the disposition of:  69,310 (2)



------------------------------
     (1) Includes  173,336  shares (0.79%) owned directly by Elliot S. Jaffe and
3,655,330 shares (16.7%) owned by The Jaffe Family Limited Partnership, a Connecticut limited partnership (the "Partnership"). Elliot S. Jaffe has sole power to vote and dispose of the shares owned by the Partnership.

     (2) Includes 69,310 shares (0.032%) owned by The Jaffe Family Foundation, a New York not-for-profit corporation (the "Foundation"). Elliot S. Jaffe shares the power to vote and dispose of the shares owned by the Foundation. Elliot S. Jaffe disclaims beneficial ownership of the shares owned by the Foundation.



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CUSIP NO.  261570105            13G                PAGE 5 OF 6



Item 5.                    Ownership of Five Percent or Less of Class:

                           Not Applicable.

Item 6.                    Ownership of More than Five Percent on Behalf of
                           Another Person:

                           The Partnership owns 3,655,330 shares (16.7%) of common stock of The Dress Barn, Inc. (See Item 4). The partnership agreement of the Partnership provides that all income, gains and distributions of the Partnership (which could include dividends and the proceeds from the sale of such shares) must be allocated among the partners of the Partnership pro rata in accordance with their ownership interests in the Partnership. Elliot S. Jaffe is trustee of three trusts, one for the benefit of Elise Jaffe, one for the benefit of David Jaffe and one for the benefit of Richard Jaffe. The Foundation owns 69,310 shares (0.032%) of the shares of the common stock of The Dress Barn, Inc. (See Item 4.) Elliot S. Jaffe shares the power to direct the receipt of dividends from the proceeds from the sale of such shares. In terms of the right to receive dividends from or the proceeds from the sale of such shares, the purpose of the Foundation is to make charitable contributions.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                           Not Applicable.

Item 8.                    Identification and Classification of Members of the
                           Group:

                           Not Applicable.


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CUSIP NO.  261570105            13G                PAGE 6 OF 6




Item 9.                    Notice of Dissolution of Group:

                           Not Applicable.

Item 10.                   Certification:

                           Not Applicable.

                           Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Date:  January 23, 1999



BY :/s/ELLIOT S. JAFFE
    Elliot S. Jaffe